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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    6    )*
                                         ---------

                          Copley Pharmaceutical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  21745K-10-1
                      -----------------------------------
                                (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 10 Pages

--------------------------                          --------------------------
  CUSIP NO.  21745K-10-1             13G             Page  2   of  10  Pages
           -------------                                 -----    -----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jane C.I. Hirsh

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,404,563
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,404,563

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      1,404,563
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.32%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 10 Pages

--------------------------                          --------------------------
  CUSIP NO.  21745K-10-1            13G              Page  3   of  10  Pages
           -------------                                 -----    -----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark Hirsh

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,404,563
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,404,563

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      1,404,563
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.32%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 10 Pages

--------------------------                          --------------------------
  CUSIP NO.  21745K-10-1            13G              Page  4   of  10  Pages
           -------------                                 -----    -----
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore L. Iorio

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,126,473

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          260,073
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,126,473

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          260,073

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      1,386,546
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.17%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 4 of 10 Pages

Item 1 (a).    Name of Issuer:
-----------    ---------------

               Copley Pharmaceutical, Inc.
Inc.
Item 1 (b).    Address of Issuer's Principal Executive Offices:
-----------    ------------------------------------------------

               25 John Road
               Canton, MA 02021

Item 2 (a).    Name of Person Filing:
-----------    ----------------------

               Jane C.I. Hirsh, Mark Hirsh, Theodore L. Iorio

Item 2 (b).    Address of Principal Business Office or, if none, Residence:
-----------    ------------------------------------------------------------

               The principal business address of Jane C.I. Hirsh, Mark Hirsh and Theodore L. Iorio is Copley Pharmaceutical, Inc., 25 John Road, Canton, MA 02021.

Item 2 (c).    Citizenship:
-----------    ------------
               United States citizens

Item 2 (d).    Title of Class of Securities:
-----------    -----------------------------

               Common Stock, $.01 par value per share

Item 2 (e).    CUSIP Number
-----------    ------------

               21745K-10-1

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
-------        ---------------------------------------------------------
               13d-2(b), check whether the person filing is a:
               -----------------------------------------------

               (a)  [  ]  Broker or dealer registered under Section 15 of the
                          Act.

               (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act.

               (c)  [  ]  Insurance Company as defined in Section 3(a) (19)
                          of the Act.

               (d)  [  ]  Investment Company registered under Section 8 of the
                          Investment Company Act.

               (e)  [  ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

               (f)  [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1 (b)
                          (1) (ii) (F).

                              Page 5 of 10 Pages

               (g)  [  ]  Parent Holding Company, in accordance with Rule
                          13d-1(b) (ii) (G); see Item 7.

               (h)  [  ]  Group, in accordance with Rule 13d-1 (b) (1) (ii) (H).



Item 4.        Ownership:
-------        ----------

               (a)  Amount Beneficially Owned:

                    Jane C.I. Hirsh is the record owner of 112,500 shares (which number includes 112,500 options exercisable within 60 days of 12/31/98.) Ms. Hirsh may be deemed to beneficially own 25,321 shares and 7,757 shares which are allocated to herself and her spouse, Mark Hirsh, respectively, in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan. By virtue of her status as the spouse of Mark Hirsh, Ms. Hirsh may be deemed to beneficially own 170,569 shares which Mark Hirsh owns in his capacity as the General Partner of Romeo Partners. Ms. Hirsh may be deemed to beneficially own 888,416 shares in Copley Pharmaceutical, Inc. by virtue of her status as the general partner of Juliet Partners. Ms. Hirsh may be deemed to be the beneficial owner of 200,000 shares by virtue of her status as a general partner in NMJ Limited Partnership. Therefore, Ms. Hirsh may be deemed to beneficially own 1,404,563 shares of Common Stock. Ms. Hirsh expressly disclaims beneficial ownership of shares of Common Stock held of record by Mark Hirsh, Romeo Partners and/or allocated in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan to Mark Hirsh.

                    Mark Hirsh may be deemed to beneficially own 25,321 shares and 7,757 shares which are allocated to his spouse, Jane C.I. Hirsh, and himself, respectively, in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan. By virtue of his status as the spouse of Jane C.I. Hirsh, Dr. Hirsh may be deemed to beneficially own 112,500 shares of Common Stock which are individually owned by Jane C.I. Hirsh (which number includes 112,500 options exercisable within 60 days of 12/31/98) and 888,416 which Jane Hirsh owns in her capacity as the general partner of Juliet Partners. Dr. Hirsh may be deemed to beneficially own 170,569 shares by virtue of his status as the general partner of Romeo Partners. Dr. Hirsh may be deemed to beneficially own 200,000 shares by virtue of his status as general partner in NMJ Limited Partnership. Therefore, Dr. Hirsh may be deemed to be the beneficial owner of 1,404,563 shares of Common Stock. Dr. Hirsh expressly disclaims beneficial ownership of shares of Common Stock held of record by Jane C.I. Hirsh, Juliet Partners and/or allocated in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan to Jane C.I. Hirsh.

                    Theodore L. Iorio is the record owner of 286,885 shares (which number includes 150,605 options exercisable within 60 days of 12/31/98). Additionally, Mr. Iorio may be deemed to beneficially own: 163,932 shares which are held of record by the Theodore L. Iorio Charitable Remainder Trust; 653,454 shares which are held of record by the Theodore L. Iorio Standard Trust; and 22,202 shares allocated to Mr. Iorio in the Copley Pharmaceutical, Inc. Employee Stock Ownership Plan.


                              Page 6 of 10 Pages

                    Also includes 260,073 shares held by trusts for the benefit of certain members of Mr. Iorio's family, for which Mr. Iorio's disclaims. Therefore Mr. Iorio may be deemed to be the beneficial owner of 1,386,546 shares of Common Stock. Mr. Iorio expressly disclaims beneficial ownership of shares of Common Stock held of record by the Iorio Family Foundation and the Theodore L. Iorio Charitable Remainder Trust.

               (b)  Percent of Class:

                    Jane C.I. Hirsh, Mark Hirsh, and Theodore L. Iorio may be deemed to beneficially own 7.32%, 7.32% and 7.17% respectively (based on the 19,188,351 shares of Common Stock reported to be outstanding on October 31, 1998 in the Copley Pharmaceutical, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended 9/30/98.)

               (c)  Number of Shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:
                         Jane C.I. Hirsh              0
                         Mark Hirsh                   0
                         Theodore L. Iorio            1,126,473

                    (ii) shared power to vote or to direct the vote:
                         Jane C.I. Hirsh              1,404,563
                         Mark Hirsh                   1,404,563
                         Theodore L. Iorio            260,073

                   (iii) sole power to dispose or to direct the disposition of:
                         Jane C.I. Hirsh              0
                         Mark Hirsh                   0
                         Theodore L. Iorio            1,126,473

                    (iv) shared power to dispose or to direct the disposition
                         of:
                         Jane C.I. Hirsh              1,404,563
                         Mark Hirsh                   1,404,563
                         Theodore L. Iorio            260,073

Item (5).      Ownership of Five Percent or Less of a Class:
---------      ---------------------------------------------

               Not Applicable.

Item (6).      Ownership of More than Five Percent On Behalf of Another Person:
---------      ----------------------------------------------------------------

               Not Applicable.

Item (7).      Identification and Classification of the Subsidiary Which
---------      ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Company:
               --------------------------------------------------------------

               Not Applicable.  This statement is not filed pursuant to 13d-1(b)
               (ii) (G).


                              Page 7 of 10 Pages

Item (8).      Identification and Classification of Members of the Group:
---------      ----------------------------------------------------------
               Not Applicable.  This statement is not filed pursuant to 13d-1(b)
               (ii) (H).

Item (9).      Notice of Dissolution of Group:
---------      -------------------------------

               Not Applicable.

Item (10).     Certification:
----------     --------------

               Not Applicable. This statement is not filed pursuant to Rule 13d-1(b).





                              Page 8 of 10 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1999

                                   /s/ Jane C.I. Hirsh
                                  -------------------------------
                                  Jane C.I. Hirsh


                                   /s/ Mark Hirsh
                                  -------------------------------
                                  Mark Hirsh


                                   /s/ Theodore L. Iorio
                                  -------------------------------
                                  Theodore L. Iorio




                              Page 9 of 10 Pages

                                   EXHIBIT I
                                   ---------


          Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree only one statement containing the information required on Amendment No. 6 to Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Copley Pharmaceutical, Inc.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.


Dated:  February 5, 1999
                                   /s/ Jane C.I. Hirsh
                                  -------------------------------
                                  Jane C.I. Hirsh


                                   /s/ Mark Hirsh
                                  -------------------------------
                                  Mark Hirsh


                                   /s/ Theodore L. Iorio
                                  -------------------------------
                                  Theodore L. Iorio






                              Page 10 of 10 Pages